Filed Pursuant to Rule 433
Free Writing Prospectus
Registration No. 333-268091-01
May 22, 2024

BRIXMOR OPERATING PARTNERSHIP LP
Pricing Term Sheet
$400,000,000 5.750% Senior Notes due 2035

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement, dated May 22, 2024, of Brixmor Operating Partnership LP (“we,” “our,” or “us”) and the accompanying prospectus, dated November 1, 2022 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Brixmor Operating Partnership LP
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB / BBB
Security Type:	SEC Registered, Senior Unsecured Notes
Pricing Date:	May 22, 2024
Settlement Date:	May 28, 2024 (T+3)
Maturity Date:	February 15, 2035
Interest Payment Dates:	February 15 and August 15, commencing August 15, 2024
Principal Amount:	$400,000,000
Public Offering Price:	99.222% of the Principal Amount
Net Proceeds to the Issuer, Before Expenses and Accrued and Unpaid Interest:	$394,288,000
Benchmark Treasury:	4.375% due May 15, 2034
Benchmark Treasury Price / Yield:	99-20+ / 4.420%
Spread to Benchmark Treasury:	+143 basis points
Yield to Maturity:	5.850%
Coupon:	5.750%
Optional Redemption Provisions:
Make-whole call:	Make-whole call at T + 25 basis points
Par Call:	On or after November 15, 2034 (three months prior to the maturity date)

CUSIP / ISIN:	11120B AA5 / US11120BAA52
Joint Book-Running Managers:	Wells Fargo Securities, LLC
BofA Securities, Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
Citigroup Global Markets Inc.
Mizuho Securities USA LLC
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
Senior Co-Manager:	Regions Securities LLC
Co-Manager:	Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Brixmor Operating Partnership LP has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer or Brixmor Property Group Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request them from Wells Fargo Securities, LLC by calling toll-free at 1-800-645-3751 or emailing to wfscustomerservice@wellsfargo.com; calling BofA Securities, Inc. at Toll-Free: 1-800-294-1322, or by email at dg.prospectus_requests@bofa.com; calling RBC Capital Markets, LLC at (866) 375-6829; or calling Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days (or one business day for trades on or after May 28, 2024), unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.